FOR:	WesBanco, Inc.
COMPANY CONTACTS:
John Iannone
Vice President, Investor & Public Relations
(304) 905-7021

WesBanco Ranked by Forbes as One of the Top 20 Best Banks in America

Wheeling, WV, February 1, 2017 – WesBanco, Inc. (Nasdaq: WSBC), a diversified, multi-state bank holding company, announces that its affiliate, WesBanco Bank, has again been named to Forbes magazine's list of the Best Banks in America.  The 2018 ranking is WesBanco's eighth year making the list since its inception in 2010, and the first time in the top twenty – coming in as the 17th best bank.

"WesBanco is very proud to have been named one of the top twenty best banks in America by a leading financial publication of Forbes' stature," said Todd F. Clossin, WesBanco President and Chief Executive Officer.  "During our nearly 150 years, WesBanco has maintained its strong community banking roots and focus on customer service while emerging into a diversified and well-balanced financial services institution.  This annual recognition is a testament to the hard work and dedication of all our employees, our strong legacy of credit and risk management, and strategic focus to create a premier financial institution for our customers and shareholders."

Mr. Clossin added, "WesBanco had another successful year during 2017 as we executed upon our well-defined, long-term operational and growth plans.  We have balanced loan and deposit distribution across our diverse regional footprint, bolstered by strong market positions.  We continue to seek opportunities to organically grow our fee-based businesses, including our century-old wealth management business, as we also diligently manage discretionary costs to deliver positive operating leverage.  We remain focused on the long-term success of our diversified business model, customers, and shareholders."

Forbes magazine ranked the 100 largest U.S. banks and thrifts based on ten, equally weighted metrics related to growth, profitability, capital adequacy, and asset quality based on regulatory filings for the period ending September 30, 2017.  These metrics included 12-month operating revenue growth, return on average tangible equity, return on average assets, net interest margin, efficiency ratio, net charge-offs as a percent of total loans, nonperforming assets as a percent of assets, risk-based capital ratio, reserves as a percent of nonperforming assets, and the CET1 ratio.

Additional Information About the Merger and Where to Find It
In connection with the proposed merger with First Sentry Bancshares, Inc. ("First Sentry"), WesBanco filed with the SEC a Registration Statement on Form S-4, which was declared effective on January 5, 2018, that includes a Proxy Statement of FTSB and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF FTSB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The Proxy Statement/Prospectus dated January 5, 2018 was mailed to shareholders of First Sentry on or about January 8, 2018.  The First Sentry shareholder meeting is scheduled for February 9, 2018. In addition, the Registration Statement on Form S-4, which includes the Proxy Statements/Prospectus, and other related documents filed by WesBanco with the SEC may be obtained for free at the SEC's website at www.sec.gov, on the NASDAQ website at www.nasdaq.com and from WesBanco's website at www.wesbanco.com.

Participants in the Solicitation
WesBanco and First Sentry and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of First Sentry in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco's 2017 annual meeting of shareholders, as filed with the SEC on March 14, 2017.  Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of First Sentry shareholders in connection with the proposed merger are included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC or WesBanco using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FIRST SENTRY SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

About WesBanco, Inc.
Founded in 1870, WesBanco, Inc. (www.wesbanco.com) is a multi-state, bank holding company with total assets of approximately $9.8 billion (as of December 31, 2017).  WesBanco is a diversified and well-balanced financial services institution, with a community bank at its core, built upon a strong legacy of credit and risk management.  WesBanco has meaningful market share across its key geographies maintained by its commitment to dedicated customer service and solid fee-based businesses. It also provides wealth management services through a century-old trust and wealth management business, with approximately $3.9 billion of assets under management (as of December 31, 2017), and serves as registered investment advisor to a proprietary mutual fund family, the WesMark Funds.  WesBanco's banking subsidiary, WesBanco Bank, Inc., operates 172 financial centers in the states of Indiana, Kentucky, Ohio, Pennsylvania, and West Virginia.  In addition, WesBanco operates an insurance agency, WesBanco Insurance Services, Inc., and a full service broker/dealer, WesBanco Securities, Inc.